525 W. Monroe Street
Chicago, IL 60661-3693
312.902.5200 tel
312.902.1061 fax

Howard S. Lanznar
howard.lanznar@kattenlaw.com
312.902.5696 direct
312.577.8798 fax
June 20, 2011
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Duc Dang

Re:	Diamond Resorts Corporation Amendment No. 1 to Registration Statement on Form S-4 Filed May 2, 2011 File No. 333-172772
Dear Mr. Dang:
        On behalf of our client, Diamond Resorts Corporation (the “Company”), set forth below are responses to your letter of comment dated May 20, 2011 (the “Letter”) relating to the above-referenced Amendment No. 1 to Registration Statement on Form S-4 (the “Prior Amendment”). The comments from the Letter are repeated below, and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Letter. Please note that we have not changed the page numbers in the headings or comments from the Letter, but the page numbers referred to in our responses below refer to the enclosed Amendment No. 2 to the Registration Statement (the “Amendment”).
        Enclosed for your convenience is the Amendment, marked to show changes to the Prior Amendment filed with the Securities and Exchange Commission on May 2, 2011. We have the following responses to the Staff’s comments:
The Exchange Notes, page 12
1.	Collateral (page 12). Please expand your disclosure in this section to discuss the permitted liens in greater detail, including a discussion of your ability to further encumber time share interests with debt superior to the exchange notes. In light of
CHARLOTTE      CHICAGO      IRVING      LONDON      LOS ANGELES      NEW YORK      WASHINGTON, DC      WWW.KATTENLAW.COM
LONDON AFFILIATE: KATTEN MUCHIN ROSENMAN UK LLP
A limited liability partnership including professional corporations

Mr. Duc Dang
Securities and Exchange Commission
June 20, 2011

the carve-out for properties and loans on such properties, please also explain what “tangible and intangible assets” actually secure the notes.

Response: The Company has included the requested disclosure on page 12 of the Amendment.
Selected Consolidated Financial and Operating Data, page 41
2.	We have considered your response to our prior comment 12. Explain to us why you are unable to obtain audited financial information or have your auditors audit the financial information of Sunterra Corporation prior to April 27, 2007.

Response: At the time of the Company’s acquisition of Sunterra Corporation in April 2007, Sunterra did not have audited financial statements. Sunterra was previously a public reporting entity; however, Sunterra was delisted prior to its acquisition by the Company, and there were no audit reports issued for Sunterra for its fiscal year ended September 30, 2006 on a consolidated GAAP basis or for the period from October 1, 2006 through April 26, 2007 on any GAAP basis. Furthermore, in connection with Sunterra’s acquisition by the Company, there was a significant turnover in senior management and finance staff. Although Company management believes the unaudited selected financial information contained in the Amendment is presented on the same basis of accounting as the audited periods presented therein, it would be cost prohibitive to have audited the balance sheets, statements of operations and statements of cash flow for the pre-acquisition reporting periods. We have included appropriate disclosures in the Amendment regarding the unaudited nature of this historical financial information, as well as the limitations on comparability between the Company’s and Sunterra’s financial information. We believe this presentation is consistent with the requirements of Item 301 of Regulation S-K.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 60
3.	In light of your risk factor revision and response to comment 11 in our letter dated April 7, 2011, please supplement your disclosure in this section to discuss the impact on your liquidity of the costs associated with being a reporting company under the Exchange Act, including compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

Response: As indicated in the Company’s prior response letter and in the Amendment, the Company believes that certain aspects of its transition to a public reporting company

Mr. Duc Dang
Securities and Exchange Commission
June 20, 2011

pose material risks that should be discussed in the “Risk Factors” section of the Amendment. Among other things, the introduction of new financial reporting controls and processes, increased staffing requirements and allocation of management time and resources to this processes may impact the Company’s ability to generate accurate financial statements on a timely basis. However, the Company does not believe that these undertakings will have a material impact on its liquidity or capital resources. Accordingly, the Company does not believe it would be appropriate to include supplemental disclosure in “Liquidity and Capital Resources” regarding such risks and uncertainties.
Operation and Management of the Collections, page 86
4.	We note your response to comment 19. It remains unclear who holds ownership interest in the trusts referenced in this section that possess legal title to the properties underlying the respective collections. Please expand your disclosure here to discuss in greater detail as well as to explain your relationship with the trustees for the various collections.

Response: The Company has included the requested disclosure on page 90 of the Amendment.
Financial Statements
5.	Please update your financial statements to include your quarterly financial statements as of March 31, 2011.

Response: The Company has included quarterly financial statements as of March 31, 2011 in the Amendment.
Notes to Consolidated Financial Statements
Note 1 — Background, Business and Basis of Presentation
Basis of Presentation, page F-10
6.	We have considered your response to our prior comment 30. Please tell us the anticipated closing dated of the Tempus acquisition. In addition, please confirm for us that the acquisition of Tempus Resorts International, LTD is considered less than 50% significant under Rule 3-05 of Regulation S-X.

Mr. Duc Dang
Securities and Exchange Commission
June 20, 2011

Response: The anticipated closing date of the Tempus acquisition is on or before June 30, 2011. The Company has determined that the acquisition of Tempus Resorts International, Ltd. is considered less than 50% significant under Rule 3-05 of Regulation S-X.
Note 2 — Summary of Significant Accounting Policies
Unsold Vacation Interests, Net, page F-16
7.	We have considered your response to our prior comment 33. We note your revised disclosure that your recalculation of total estimated Vacation Interest revenue and total estimated costs for the year ended December 31, 2010 resulted in a $7.8 million increase in Unsold Vacation Interests, net and a corresponding decrease in Vacation Interest cost of sales. We further note that this revision was primarily the result of an increase in the estimated price per point and declining average costs for inventory recoveries. Please reconcile this statement with your disclosure on page 51 of your filing which indicates that decreases in vacation interest sales revenue during the year were partially due to a decline in the average price per transaction.

Response: The discussion of the decrease in vacation interest sales revenue on page 51 of the Prior Amendment reflects actual historical information regarding the Company’s vacation interest sales revenue during the year ended December 31, 2010, whereas the discussion of the $7.8 million reduction in vacation interest cost of sales on page F-16 of the Prior Amendment reflects estimated future vacation interest sales revenue and costs as determined by the Company’s relative sales value model. These estimates were prepared in accordance with ASC 978 and were precipitated by vacation interest price increases that were implemented by the Company at the end of 2010. Accordingly, the increase in estimated price per point and declining average costs for inventory recoveries described in the Prior Amendment did not materially impact the amount of vacation interest sales revenue recognized by the Company in 2010.

Mr. Duc Dang
Securities and Exchange Commission
June 20, 2011

Item 21. Exhibits and Financial Statement Schedules, page II-11
General
8.	We note your parenthetical references to certain schedules and exhibits to each of exhibits 2.1, 2.2 and 2.3. Similarly, we note that exhibits 10.4, 10.10, 10.12 and 10.8.1 only list and do not include all exhibits and schedules listed in the table of contents for each respective agreement. Because Item 601(b)(10) does not permit the omission of information that is attached to a material contract, please file the complete agreement with your next amendment.

Response: With respect to the exhibits specifically referenced in the Letter, please note the following:
(a) Exhibit 10.4: The Company has filed a complete copy of Exhibit 10.4, including the missing Exhibits A through N and Annex A thereto, with the Amendment.
(b) Exhibit 10.8: The agreement filed as Exhibit 10.8 to the Prior Amendment included a list of exhibits which indicated that Exhibits B and F were “intentionally omitted.” Please note that Exhibits B and F to this agreement do not exist. The copy of the agreement filed as Exhibit 10.8 to the Prior Amendment is a complete copy.
(c) Exhibit 10.10: The Company has filed a complete copy of Exhibit 10.10, including the missing Exhibit H thereto, with the Amendment. Please note that the agreement filed as Exhibit 10.10 to the Prior Amendment included a list of schedules 1-8 to the agreement; however, no such schedules exist and the copy of the agreement filed with the Amendment includes a corrected list of exhibits and schedules thereto.
(d) Exhibit 10.12: The Company has filed a complete copy of Exhibit 10.12, including the missing Exhibit C thereto, with the Amendment. Please note that Exhibit D and Schedule 5.4 to this agreement do not exist.
Exhibit 5.1 — Opinion of Katten Muchin Rosenman LLP
9.	We note the disclaimer in the first full paragraph on page 4 that the opinion is rendered “solely for your benefit.” Please note that all investors are entitled to rely upon the opinions expressed. Please provide a revised opinion that removes this limitation on reliance.

Response: The legal opinion of Katten Muchin Rosenman LLP has been revised to remove the statement that the opinion has been rendered “solely for your benefit and each

Mr. Duc Dang
Securities and Exchange Commission
June 20, 2011

of your respective successors and assigns.” The Company has filed a revised legal opinion of Katten Muchin Rosenman LLP as Exhibit 5.1 of the Amendment.
10.	We note the disclaimer “to our knowledge” in clause (c) of the third opinion. Please tell us why the noted disclaimer is necessary or have counsel remove the disclaimer.

Response: The legal opinion of Katten Muchin Rosenman LLP has been revised to remove the “to our knowledge” qualifier in clause (c) of the second opinion. The Company has filed a revised legal opinion of Katten Muchin Rosenman LLP as Exhibit 5.1 of the Amendment.
Exhibit 5.3 — Opinion of Holland & Knight
11.	Refer to the assumption (d) in the second paragraph on page 2 of the opinion. Please provide a revised opinion that limits counsel’s reliance on the “Documents” only to factual matters contained in such materials.

Response: Holland & Knight LLP has revised assumption (d) in the second paragraph on page 2 of its opinion to limit Holland & Knight LLP’s reliance on the “Documents” (as defined therein) only to factual matters contained in such materials. The Company has filed a revised legal opinion of Holland & Knight LLP as Exhibit 5.3 of the Amendment.
Exhibit 99.2 — Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
12.	Refer to the list of enclosed documents. Please revise clause 2 to clarify that the Holders of the Outstanding Notes are making the representations in the letter of transmittal. Further, please confirm to us that you recognize that it is your responsibility to obtain the required representations.

Response: The Company has revised the disclosure in Exhibit 99.2 as requested by the Staff, and a revised version of Exhibit 99.2 has been filed with the Amendment. The Company further advises the Staff that it recognizes that it is the Company’s responsibility to obtain the required representations.
        We believe the responses above fully address the comments contained in the Letter. If you have any questions regarding the Amendment or the above responses, please contact the undersigned at 312-902-5696. Thank you for your prompt attention to this matter.

Mr. Duc Dang
Securities and Exchange Commission
June 20, 2011

Very truly yours,
/s/ Howard S. Lanznar
Howard S. Lanznar
Enclosures

cc:	Mr. David F. Palmer, President and Chief Financial Officer Ms. Elizabeth Brennan, Executive Vice President and General Counsel Ms. Lisa M. Gann, Chief Accounting Officer